Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES IMPROVED CREDIT FACILITY WITH EXISTING BANKING SYNDICATE

Edmonton, Alberta, July 8, 2015 – North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE: NOA) today announced the signing of an amended and restated three year Credit Facility (“the Facility”) with its existing banking syndicate.

“Improvements in both our balance sheet and financial performance have allowed us to amend our credit facility to achieve a longer term, increased borrowing base, better pricing and an enhanced covenant package” said Rob Butler, Vice President Finance of NAEP. “The term loan portion of the facility, together with cash on hand, will allow us to call a significant portion of our high interest rate debentures and considerably lower our cost of debt. We are confident that this amended facility, together with the long and excellent relationship with our banking syndicate, will support our efforts to weather the prevailing oil industry downtown.”

The Facility now expires on September 30, 2018.  Maximum borrowings are increased from $85 million to $100 million, with an offsetting reduction in allowable total capital lease debt from $90 million to $75 million. The Facility is composed of a Revolver that will support up to $70 million in borrowing and letters of credit and a Term Loan of $30 million to support the redemption of the company’s 9.125% Series 1 Senior Unsecured Debentures (“the Debentures”).  The Company has obtained pre-approval of the lenders under the Facility to redeem up to $40 million principal amount of Debentures and has agreed to reduce the Debenture principal such that there will be no more than $20 million outstanding by June 30, 2016.

The improvements to the borrowing base in the Facility include:
•	an increase based on the nature and amount of accounts receivable;
•
replacement of the accounts receivable limitations on the equipment borrowing base value, which varied with seasonality, with an annual ceiling on the value of the orderly liquidation value of equipment;

•	the addition of a portion of the book value of inventory; and
•	the addition of a portion of qualified unbilled revenue.

The enhancements to the Facility financial covenants, tested on the last day of each fiscal quarter, include:
•
Senior Leverage Ratio, which is a ratio of Senior Debt (not including the Debentures) to trailing 12 months Consolidated EBITDA, changing from not exceeding 2.50:1 to not exceeding 3.50:1 (reduced to 3.00:1 in Q1 2017); and

•	The Fixed Charge Cover Ratio, which is the ratio of Consolidated EBITDA to Consolidated Fixed Charges, changing from not being less than 1.20:1 to not being less than 1.00:1.

The Facility reflects a 25% improvement to pricing on borrowed funds, where the Total Debt/Consolidated EBITDA ratio is less than 2.25:1 (as opposed to pricing based on our issuer credit rating under the previous agreement), as well as a 45% reduction in standby fees.

The Term Loan is to be repaid based on an 84 month amortization schedule and by an annual sweep of 25% of the Company’s free cashflow (which is calculated as Consolidated EBITDA less cash tax paid less debt servicing obligations less unfunded capital expenditures and qualified external payments).

The Company intends to immediately redeem $37.5 million principal amount of debentures, which will bring our outstanding balance to $20 million of Debentures.  With $30 million of the redemption being financed through the Term Loan and the remainder being financed with available cash, we expect $2.3 million annual interest expense savings as a result of the redemption.

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income. Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of its business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity.

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “should”, “believe”, “expect”, “anticipate”, “plan”, “project”, “intend”, “continue”, “further” or similar expressions. Examples of forward-looking information include the anticipated redemption of the Debentures and expected annual interest rate savings.  Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, , general economic conditions, , performance of NAEP’s customers,. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca